SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 7)

LIFECORE BIOMEDICAL, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

532187101

(CUSIP Number)

John E. Runnells

The Vertical Group, L.P.

25 DeForest Avenue

Summit, NJ 07901

(908) 277-3737

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 532187107		Page 2 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vertical Fund I L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 767,008

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 767,008

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 767,008

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 6.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 532187107		Page 3 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vertical Fund II L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 282,492

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 282,492

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 282,492

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 2.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 532187107		Page 4 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stephen D. Baksa

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 124,000

	8.	Shared Voting Power 1,049,500

	9.	Sole Dispositive Power 124,000

	10.	Shared Dispositive Power 1,049,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,173,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 9.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 532187107		Page 5 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jack W. Lasersohn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 33,700

	8.	Shared Voting Power 1,049,500

	9.	Sole Dispositive Power 33,700

	10.	Shared Dispositive Power 1,049,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,083,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 532187107		Page 6 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John E. Runnells

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,800

	8.	Shared Voting Power 1,049,500

	9.	Sole Dispositive Power 1,800

	10.	Shared Dispositive Power 1,049,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,051,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) IN

Page 7 of 12 Pages

            This Amendment No. 7 to Statement on Schedule 13-D (“Statement”) with respect to the Common Stock, par value $0.01 per share, of Lifecore Biomedical, Inc. (the “Issuer”) is filed jointly by Vertical Fund I, L.P. (“VF-I”) and Vertical Fund II, L.P. (“VF-II”) (collectively, the “Partnerships”), Stephen D. Baksa (“Baksa”), Jack W. Lasersohn (“Lasersohn”) and John E. Runnells (“Runnells”) (the Partnerships, Baksa, Lasersohn and Runnells are hereinafter sometimes referred to collectively as the “Reporting Persons”) in order to amend Item 6 and Item 7 of the Statement as set forth below.  No change is made to the other Items contained in the Statement.

            Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            Item 6 of the Statement is hereby amended by replacing the last paragraph thereof with the following paragraph:

            “The Partnerships have entered into a Stock Sale Plan dated February 21, 2003 (the “Plan”) intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934 pursuant to which the Partnerships have granted a broker-dealer discretionary authority, subject to certain limitations, to sell shares of LCBM Stock for the account of the Partnerships from time to time.  A copy of the Plan is filed as Exhibit 2 to this Statement and is incorporated in this Item 6  by reference as if set forth in full herein.  Reference is hereby made to the Plan for the complete terms and conditions thereof.”

            Item 7.  Material to be filed as Exhibits.

            The description of Exhibit 2 contained in Item 7 of the Statement is hereby amended to read as follows:

            Exhibit 2 — Vertical Stock Sale Plan dated February 21, 2003

            Signature.

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 7 is true, complete and correct.

February 28, 2003

VERTICAL FUND I, L.P.
BY: THE VERTICAL GROUP, L.P.
General Partner

By: /s/ John E. Runnells
John E. Runnells
General Partner

VERTICAL FUND II, L.P.
BY: THE VERTICAL GROUP, L.P.
General Partner

By: /s/ John E. Runnells
John E. Runnells
General Partner

/s/ Stephen D. Baksa
Stephen D. Baksa

/s/ Jack W. Lasersohn
Jack W. Lasersohn

/s/ John E. Runnells
John E. Runnells